United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    (Check One) Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-☐.)

Vale informs the new Board member

Rio de Janeiro, November 25, 2021 - Vale S.A (“Vale”), following the notice released on November 22, informs to its shareholders and the market that Vale’s Board of Director met on this date and nominated, in the terms of art. 11, §9 of the Bylaws, Mr Daniel André Stieler as a member of the Board of Directors to full fill the vacancy after Mr. José Mauricio Pereira Coelho resigned. Mr. Stieler will be Vale’s Board member until the next General Shareholder Meeting.

The Company clarifies that as the current Board of Directors was elected under the cumulative voting regime, the next General Meeting of Shareholders, according to art. 11, §12 of the Bylaws and article 141, §3 of Law 6,404 / 76, will elect the entire Board of Directors, except for the member elected by Vale's employees.

About Mr. Daniel André Stieler

Daniel André Stieler has assumed Previ leadership in June 2021. Mr Stieler is an employee of Banco do Brasil (BB) since 1980s, where he started as a trainee, worked in the branches and in the headquarter as accessor, core manager and manager of the Accounting Unit. He was also executive manager in the Controlling Directory and Controlling Director at BB. Before assume Previ leadership, he was superintendent director at Economus Instituto de Seguridade Social, the pension fund of Nossa Caixa, which was acquired by BB in 2009. Daniel holds a degree in Accounting from Universidade Federal de Santa Maria (RS), two post-graduate degrees in Business Finance and Auditing from Fundação Getúlio Vargas, and an MBA in Accounting from Universidade de São Paulo (USP). He has taken several Governance extension courses in Brazil and abroad. He has certifications from ICSS in Business Administration and from IBGC in Fiscal Council. He was Fiscal Council and member of Finance Committee at Banco Votorantim, member of the Board of Directors at Livelo and currently he is member of the Board of Directors of Alelo S.A.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: November 25, 2021	By:	/s/ Ivan Fadel
Head of Investor Relations